UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

Monster Worldwide, Inc.

(Name of Subject Company (Issuer))

Merlin Global Acquisition, Inc.

(Offeror)

a wholly-owned subsidiary of

Randstad North America, Inc.

(Parent of Offeror)

a wholly-owned subsidiary of

Randstad Holding nv

(Names of Filing Persons (other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

611742107

(CUSIP Number of Class of Securities)

Jay P. Ferguson, Jr.

Chief Legal Officer

Randstad North America, Inc.

3625 Cumberland Blvd., Suite 600

Atlanta, GA 30339

(770) 937-7112

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

R. Kenneth Boehner, Esq.

Joel May, Esq.

Jones Day

1420 Peachtree Street, Suite 800

Atlanta, Georgia 30309

(404) 581-3939

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$414,770,086.80	$41,767.35

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 121,991,202 shares of common stock, $0.001 par value per share, of Monster Worldwide, Inc. (the “Shares”), which is the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 89,071,628 Shares issued and outstanding (including restricted Shares); (ii) up to 25,110,292 Shares issuable pursuant to outstanding 3.50% Convertible Senior Notes due 2019 of Monster Worldwide, Inc. (the “Notes”), to the extent the Notes may be converted into Shares in accordance with their terms; (iii) up to 60,816 Shares issuable upon the exercise of outstanding options; and (iv) up to 7,748,466 Shares issuable upon the vesting of outstanding restricted stock units and performance Shares (assuming “target” performance for each applicable performance measure)), multiplied by (b) the offer price of $3.40 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of September 1, 2016, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $100.70 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid $41,767.35	Filing Party: Merlin Global Acquisition, Inc. and Randstad North America, Inc.
Form of Registration No.: Schedule TO	Date Filed: September 6, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 6, 2016 with the Securities and Exchange Commission (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer (the “Offer”) by Merlin Global Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Randstad North America, Inc., a Delaware corporation (“Parent”) and a wholly-owned subsidiary of Randstad Holding nv (“Holding”), to purchase any and all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Monster Worldwide, Inc., a Delaware corporation (“Monster”), at a price of $3.40 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 6, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The Offer expired as scheduled on October 28, 2016 at 12:00 midnight, New York City time, and was not further extended. The Depositary has advised us that, as of the Expiration Date, a total of 45,973,527 Shares have been validly tendered and not properly withdrawn, representing approximately 51.5% of the outstanding Shares (including restricted shares and shares issuable to holders of stock options). In addition, Notices of Guaranteed Delivery have been delivered with respect to 3,708,393 Shares that have not yet been validly tendered, representing approximately 4.15% of the outstanding Shares (including restricted shares and shares issuable to holders of stock options).

The number of Shares validly tendered in accordance with the terms of the Offer and not properly withdrawn on or prior to the Expiration Date satisfied the Minimum Condition. All conditions to the Offer having been satisfied (or waived), Purchaser accepted for payment and will promptly pay for all such Shares validly tendered and not properly withdrawn on or prior to the Expiration Date (including all Shares delivered through Notices of Guaranteed Delivery).

Parent and Purchaser expect the Merger to become effective as soon as possible following the consummation of the Offer, without a meeting of stockholders of Monster in accordance with Section 251(h) of the DGCL, with Monster continuing as the Surviving Corporation and a wholly-owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to the Offer Price, without interest and subject to any applicable withholding taxes, except for (i) the Cancelled Monster Shares, (ii) the Accepted Monster Shares and (iii) any Dissenting Shares.

Following the completion of the Merger, the Shares will cease to be traded on, and will be delisted from, the NYSE and will be deregistered under the Exchange Act.

On October 31, 2016, Parent and Monster issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(K) to this Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(K)	Joint Press Release issued by Parent and Monster on October 31, 2016

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2016

RANDSTAD HOLDING NV

By:	/s/ Jacques van den Broek
Jacques van den Broek
Chief Executive Officer

RANDSTAD NORTH AMERICA, INC.

By:	/s/ Linda Galipeau
Linda Galipeau
Chief Executive Officer

MERLIN GLOBAL ACQUISITION, INC.

By:	/s/ Linda Galipeau
Linda Galipeau
President

EXHIBIT INDEX

(a)(5)(K)	Joint Press Release issued by Parent and Monster on October 31, 2016